EXHIBIT 2.2
AGREEMENT AND ESCROW INSTRUCTIONS FOR
PURCHASE AND SALE OF REAL PROPERTY (FARMLAND)
BY AND BETWEEN
LECIL E. AND MARY JEANETTE COLE, as Trustees
(Singly and Collectively, As Seller)
AND
CALAVO GROWERS, INC.
(As Buyer)

AGREEMENT AND ESCROW INSTRUCTIONS FOR
PURCHASE AND SALE OF REAL PROPERTY (FARMLANDS)
               THIS AGREEMENT (“Agreement”) is made (for document identification purposes only) as of May 19, 2008, by and between CALAVO GROWERS, INC., a California corporation, or Assignee (“Buyer”), and LECIL E. AND MARY JEANETTE COLE, acting jointly and severally hereunder as Trustees of the Lecil E. and Mary Jeanette Cole Revocable 1993 Trust (singly and collectively, “Seller”).
W I T N E S S E T H
     WHEREAS, Buyer wishes to purchase, and Seller wishes to sell, in accordance with the terms and conditions set forth herein, the real and personal property and fixtures more particularly described and defined herein as the Property.
     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Buyer and Seller (sometimes individually the “Party”, and sometimes collectively the “Parties”) hereby agree as follows:

1.	PURCHASE AND SALE OF PROPERTY.
     In accordance with, and subject to, the terms and conditions hereinafter set forth, Seller shall sell and convey to Buyer, and Buyer shall purchase and accept from Seller, that certain real property consisting of approximately 727.22+/- acres of agricultural land on the Island and in the County of Hawaii, State of Hawaii, described in the legal descriptions attached to the Title Report (as defined below) (the “Land”), and the following (collectively, along with the Land, the “Property”): (a) all rights, privileges and easements appurtenant to such Land; (b) all plants, vines, trees and crops now or hereafter existing thereon; (c) all improvements and fixtures on said Land, including, without limitation, any buildings, structures, irrigation equipment, non-portable fencing, wells, casings, pumping plants, pumping equipment, pipelines, levees, drain lines, ditches and canals, sumps, ponds, storage, transport and drainage facilities; (d) all rights (if any) to receive or produce water on said Land, including all ground-water pumping credits or exchange pumping credits, permits, licenses, entitlements, water stock and any other ownership interests (if any) in any water company and all rights (if any) to receive irrigation water, including, without limitation, all water entitlements and allocations pertaining to water used by or on said Land, to be transferred by deed, assignment or such other written instruments as may be necessary or appropriate; (e) such agreements, contracts, licenses, leases and other rights as may be assignable by Seller and as Buyer elects to assume under the provisions of this Agreement; (f) all permits, licenses, approvals and authorizations issued by any governmental authority for the benefit of the Property or the operation thereof; and (g) all personal property, if any, owned by Seller located on the Land and used in connection therewith (the “Personal Property”).

2.	PURCHASE PRICE.
     2.1 Purchase Price. The purchase price (the “Purchase Price”) for the Property is ONE MILLION FIVE HUNDRED THOUSAND DOLLARS ($1,500,000), payable all in cash to Seller as set forth below.
     2.2 Payment of Purchase Price. In sufficient time to allow for the disbursement of funds to the Seller on May 19, 2008, Buyer shall deposit into Escrow in immediately available funds the Purchase Price, as adjusted by any prorations and additional fees payable by the Buyer, as shown on the Settlement Statement for Buyer prepared by Escrow Holder. On May 19, 2008, Escrow Holder shall deliver the Purchase Price to Seller, adjusted by any prorations, tax withholdings, or additional fees payable by the Seller, as shown on the Settlement Statement for Seller as prepared by Escrow Holder.

3.	TITLE MATTERS.
     3.1 Permitted Exceptions. Buyer acknowledges and confirms that Buyer has received the preliminary title reports dated as of December 31, 2007 (order nos. 200800526 and 200800527) for the Property, along with a copy of the documentation that may evidence or underlie any of the title exceptions shown in Schedule B thereto (collectively, the “Title Report”) from Title Guaranty of Hawaii, Inc. (the “Title Company”). By its execution of this Agreement, Buyer agrees to accept title to the Property at the Close of Escrow subject to the following matters and exceptions (collectively, the “Permitted Exceptions”): (a) liens for nondelinquent real property taxes; (b) all matters and exceptions shown in Schedule B of the Title Report; (c) any matters affecting the Property resulting from the Buyer’s acts or omissions; (d) all standard printed matters and exceptions contained in the Owner’s Title Policy (as defined in Section 8.1 hereof); and (e) any facts, rights, interests or claims that could be ascertained by a physical inspection of the Property, or that an accurate survey of the Property would disclose, including, without limitation, any discrepancies or conflicts in boundary lines, shortages in area or encroachments, except to the extent known to Seller and not disclosed to Buyer.
     3.2 Monetary Liens. Notwithstanding anything to the contrary expressed or implied herein, on or before the Close of Escrow, all trust deeds, mortgages, mechanic’s liens, financing statements, and other monetary liens (other than liens for nondelinquent real property taxes) (collectively, “Monetary Liens”), shall be removed as encumbrances on title to the Property, and as exceptions to the Owner’s Title Policy for the Property, it being understood that any and all such Monetary Liens have been disapproved by Buyer and are not Permitted Exceptions. Furthermore, Seller shall not cause or allow any title matter not shown in the Title Report to become of record prior to the Close of Escrow.
     3.3 Gap Closing. Buyer and Seller have delivered to the Title Company a recordable Memorandum of Agreement and Escrow Instructions for Purchase and Sale of Real Property and a Memorandum of Acquisition Agreement (collectively, the “Memoranda”) and a Mutual Termination and Release. The Title Company is hereby authorized and directed to record the Memoranda on May 19, 2008 and to record the Mutual Termination and Release on the Close of Escrow. Buyer and Seller have also delivered to the Title Company an Indemnity Agreement, for the benefit of the Title Company. In connection with its receipt of the Indemnity Agreement and recordation of the Memoranda, the Escrow Holder shall disburse to the Seller the Purchase Price (adjusted as described in Section 2.2) on May 19, 2008, and the Title Company shall insure title to the Property in accordance with the Title Company’s pro forma, which is to be updated as of May 19, 2008.

4.	BUYER AND SELLER REPRESENTATIONS, ACKNOWLEDGEMENTS, AND AGREEMENTS.
     4.1 Due Diligence Materials. Seller represents that it has provided to Buyer one complete and legible copy of any and all information and documents known to Seller that in any way affect the Property or the use, operation, occupancy or possession thereof or title thereto (collectively “Due Diligence Materials”), including, without limitation, any governmental permits or licenses; any leases, easements, rights-of-way, contracts or agreements; any historical financial information; any notices, claims or lawsuits pertaining to the Property; any surveys, maps, aerial photographs or diagrams of the Land; and any environmental, soils or geological reports, studies or notices, or results of investigations or assessments. In addition, Seller has provided Buyer with access to and copies of such other of Seller’s books, records and files pertaining to the Property as Buyer requested.
     4.2 No Assigned and Assumed Rights and Obligations. The Parties have determined that there were no rights or obligations included in the Due Diligence Materials that Seller would assign to Buyer and that Buyer would assume from Seller.
     4.3 Tax-Deferred Exchange. Either Party may, at its option, elect to have the Property transferred as part of a tax-deferred exchange pursuant to U.S. Internal Revenue Code Section 1031. In order to facilitate such an exchange, each Party shall cooperate with the other Party, shall execute, acknowledge and deliver any and all documents that the requesting Party may reasonably request, and shall deal with any intermediary as the requesting Party may direct; provided however, that no Party shall be required to (a) incur any escrow or title cost or any other out-of-pocket cost or expense in connection with the exchange; (b) take title to any property other than the Property; or (c) incur any additional material liability as the result of said cooperation, and each Party’s right and ability to enforce each and every term of this Agreement against the other Party, including, without limitation, any rights with respect to warranties and representations, shall not be in any way materially diminished or impaired by said cooperation.
     4.4 Seller’s Activities Prior to the Close of Escrow. From the date of this Agreement through the Close of Escrow, Seller shall (a) operate and maintain the Property in a manner that is consistent with its past practices and in accordance with Seller’s normal course of operation; (b) maintain Seller’s current insurance coverages; and (c) not knowingly take or permit to be taken any action that would render any of the representations or warranties of Seller set forth in this Agreement incorrect or untrue as of the Close of Escrow; and Seller shall not (i) enter into any new agreements or obtain any new permits or licenses that affect the Property, or (ii) amend, extend or terminate any existing agreements or permits or licenses that affect the Property, or (iii) take (or fail to take) any action if such action (or failure) might alter the existing land use and zoning or legally allowed uses of the Property.

     4.5 Reporting Person. Seller and Buyer hereby designate Escrow Holder as the "Reporting Person” for the transaction pursuant to Section 6045(e) of the Internal Revenue Code and the regulations promulgated thereunder and agree to execute such documentation as is reasonably necessary to effectuate such designation.
     4.6 Delivery of Property Materials. Seller shall deliver to Buyer at Close of Escrow, outside of Escrow, all keys to the Property in the possession of Seller, its employees, agents or contractors; all booklets, manuals, warranties and other documents relating to the Property or any part thereof (if any and if in Seller’s possession); and originals of such Due Diligence Materials as Buyer may reasonably request.

5.	POSSESSION AND RISK OF LOSS.
     Possession of the Property shall be delivered to Buyer at Close of Escrow. Risk of loss with respect to the Property shall remain with Seller until the Close of Escrow, but shall pass to Buyer at the Close of Escrow.

6.	SELLER’S REPRESENTATIONS AND WARRANTIES.
     Seller hereby warrants, represents and covenants to Buyer (and no one else) as of the date of execution of this Agreement and as of the Close of Escrow that:
     6.1 Brokerage Fees. Seller has not engaged, and owes no fees, commissions or the like to, any broker, finder or similar agent in connection with this Agreement or the transactions contemplated by this Agreement.
     6.2 Foreign Person. Seller is not a “foreign person” as that term is defined in Section 1445 of the Internal Revenue Code of 1986, as amended, and applicable regulations, and is not a “nonresident person” as that term is used in Section 235-68 of the Hawaii Revised Statutes, as amended.
     6.3 Seller Authority. (a) Seller has full legal right and authority to enter into this Agreement and the other documents to be delivered by Seller hereunder, and to consummate the transactions contemplated herein; (b) each natural person executing this Agreement on behalf of Seller is authorized to do so; and (c) this Agreement constitutes a valid and legally binding obligation of Seller enforceable in accordance with its terms, subject to bankruptcy and similar laws of general application with respect to creditors.
     6.4 No Violation. Neither the execution or delivery of this Agreement nor the performance of Seller’s obligations under this Agreement violate, or will violate, any contract, agreement or instrument to which Seller is a party or by which Seller or the Property is bound or result in or constitute a violation or breach of any judgment, writ, order, injunction or decree applicable to Seller or the Property.
     6.5 Litigation. There are no actions, suits, claims or other proceedings that have been served against Seller or the Property, or that to Seller’s knowledge, are otherwise pending, contemplated or threatened against Seller or the Property, that could materially and adversely affect the Property, its use or value, or Seller’s ability to perform its obligations as and when required under the terms of this Agreement.
     6.6 Consent. No consent of any third party or governmental agency or governmental authority is required for the execution of this Agreement by Seller or the consummation by Seller of the transactions contemplated hereby.
     6.7 Condemnation. Seller has received no notice of any pending condemnation or similar proceeding or assessment by any governmental agency affecting the Property or any part thereof, and, to Seller’s knowledge, no such proceeding is pending, contemplated or threatened.
     6.8 Compliance. The Property is in full compliance with all applicable permits, approvals, licenses, certificates, covenants, conditions, restrictions, leases, easements and agreements of any kind or nature affecting the Property.
     6.9 Adverse Title or Possession Claims. Except for Permitted Exceptions, Seller is the legal fee simple title holder of the Property and has good, marketable and insurable title to the Property, free and clear of all occupancies, liens, encumbrances, claims, covenants, leases, licenses, conditions, restrictions, easements, rights of way, options, judgments or other matters. There have been no tenants and there are no tenants that have been using or have had the right to use the Property during the period in which the Seller owned the Property, and the Seller has not executed any leases, license agreements, or rental agreements, and has collected no revenues in connection with its ownership of the Property.
     6.10 Environmental Matters. To Seller’s actual knowledge, except as disclosed in any written environmental reports in the Due Diligence Materials, no portion of the Land is filled land, and there are no underground or other storage tanks on the Property and there are no Hazardous Materials (as defined below) in existence on, under or about the Property in violation of any Environmental Laws (as defined below). For purposes of this Agreement, “Hazardous Materials” means inflammable materials, petroleum products, explosives, radioactive materials, asbestos, polychlorinated biphenyls, lead, lead-based paint and any other substance or material that is listed in or regulated under any applicable federal, state or local laws pertaining to the protection of health or the environment, including, without limitation, the Federal Water Pollution Act, as amended (33 U.S.C. § 1251 et seq.), the Resource Conservation and Recovery Act, as amended (42 U.S.C. § 6901 et seq.), and the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act, as amended (49 U.S.C. § 1801 et seq.) (collectively, “Environmental Laws”).
     6.11 Due Diligence Materials Complete. The Due Diligence Materials constitute all of the information and documents that affect the Property in any material way, and contain no material misstatements or omissions.
     6.12 Seller Bankruptcy; Insolvency. Seller has not (a) made a general assignment for the benefit of creditors; (b) filed any voluntary petition in bankruptcy or suffered the filing of any involuntary petition by Seller’s creditors; (c) suffered the appointment of a receiver to take possession of all, or substantially all, of Seller’s assets; (d) suffered the attachment or other judicial seizure of all, or substantially all, of Seller’s assets; (e) admitted in writing its inability to pay its debts as they come due; or (f) made an offer of settlement, extension or composition to its creditors generally.
     6.13 No Use or Zoning Changes. Seller has not been advised of any plan, study or effort by any governmental agency or authority that would materially adversely affect the present use or zoning of any portion of the Property or that would modify or realign any street or highway adjacent to the Property.
     6.14 Land Access to Public Road. The Land is not land-locked, and has legal and perpetual access to a public two-way road.
     6.15 No Assessments or Deferred Taxes. To Seller’s actual knowledge, there are no outstanding, pending or proposed special assessments or special real property related taxes, including any deferred money payments or performances on account of any subdivision or change in zoning or land use classification, affecting the Land or any acts or omissions of Seller that would result in the imposition of any deferred or “roll back” taxes with respect to the Land.
     6.16 Payment of Taxes. Seller has filed, on a timely basis, all tax returns and estimates for all years and periods for which such tax returns and estimates were due with respect to income or revenue generated by its ownership of the Property (including, without limitation, returns related to the Hawaii Gross Excise Tax), and all such returns and estimates were prepared in the manner required by applicable law. Each such tax return properly reflected, and did not understate, the gross revenue, the taxable income, and the liability for taxes of the Seller in the relevant taxation period covered by the tax return. The Seller has paid in full all taxes that are (or were) due and payable by the Seller with respect to the operations of the Seller on the Property. The Seller has not ever received written notice from any governmental agency or authority in a jurisdiction where the Seller does not currently file tax returns to the effect that the Seller is or may be subject to taxation by that jurisdiction arising out of the operations of the Seller on the Property.
     6.17 Improvement Contracts. There are no outstanding contracts for the construction of improvements on the Land that have not been fully paid for, there are no mechanics’ or materialmen’s liens applicable to the Land arising from any labor or materials furnished to the Land, and Seller has not authorized any actions on the Land that would give rise to the right to a mechanic’s or materialmen’s lien on the Land.
     6.18 Plant and Equipment. To Seller’s actual knowledge, the electrical, plumbing, irrigation, heating and cooling systems and appliances, if any, in the improvements on the Land are in good working order; the roofs, structural components and foundations of the improvements, if any, on the Land are performing the function for which they were intended and are not in need of repair; there are no unusual drainage conditions or evidence of mold, mildew or excessive moisture adversely affecting the Land and improvements thereon; and the electrical, telephone, gas, water and waste disposal systems serving the Land and the improvements are adequate, not in need of repair and are performing the functions for which there were intended.

     6.19 Wetlands. To Seller’s actual knowledge, there are no areas of the Land subject to wetlands regulation or the jurisdiction of any federal, state or county agency regulating and controlling wetlands, and no such agency has made a determination that any wetland exists on the Land.
     6.20 Historic Sites. To Seller’s actual knowledge, the Land does not contain and buildings, structures, objects, districts, areas or sites of prehistoric, historic or archeological interest or significance of any site eligible for listing on the National Register of Historic Places.
     6.21 Endangered Species. To Seller’s actual knowledge, the Land does not contain any aquatic life, wildlife or plant defined as or include in the definition of “endangered species” under any federal, state, or local laws, ordinances or regulations relating to the conservation, preservation, management or protection of any endangered species or critical habitat upon which any endangered species depends.
     6.22 Disability Access. To Seller’s actual knowledge, all improvements within the Land comply with all governmental requirements regarding access of disabled persons including, without limitation, Titles III and V of the Americans With Disabilities Act of 1990, 42 U.S.C. § § 12101, et seq. or any other similar federal, state or local laws or ordinances and regulations promulgated thereunder.

7.	BUYER’S REPRESENTATIONS AND WARRANTIES.
     Buyer hereby warrants, represents and covenants to Seller (and no one else) as of the Opening of Escrow and the Close of Escrow that:
     7.1 Brokerage Fees. Buyer has not engaged, and owes not fees, commissions or the like to, any broker, finder or similar agent in connection with this Agreement or the transactions contemplated by this Agreement.
     7.2 Buyer’s Authority. (a) Buyer has full legal right and authority to enter into this Agreement and to consummate the transactions contemplated herein; (b) each natural person executing this Agreement on behalf of Buyer is authorized to do so; and (c) this Agreement constitutes a valid and legally binding obligation of Buyer enforceable in accordance with its terms, subject to bankruptcy and similar laws of general application with respect to creditors.
     7.3 Buyer Bankruptcy; Insolvency. Buyer has not (a) made a general assignment for the benefit of creditors; (b) filed any voluntary petition in bankruptcy or suffered the filing of any involuntary petition by Buyer’s creditors; (c) suffered the appointment of a receiver to take possession of all, or substantially all, of Buyer’s assets; (d) suffered the attachment or other judicial seizure of all, or substantially all, of Buyer’s assets; (e) admitted in writing its inability to pay its debts as they come due; or (f) made an offer of settlement, extension or composition to its creditors generally.

8.	BUYER’S CONDITIONS.
     Buyer’s obligation to complete the purchase of the Property as contemplated herein is subject to each of the conditions contained in this Article 8.

     8.1 Owner’s Title Policy. Upon the Close of Escrow, Escrow Holder shall be in a position to deliver to Buyer a standard coverage owner’s policy of title insurance (including a non-imputation endorsement re Mr. Cole, and such access, subdivision, zoning and other endorsements as Buyer may reasonably request) with a liability limit equal to the Purchase Price, insuring record title to the Property in Buyer, subject only to the Permitted Exceptions (the “Owner’s Title Policy”), as of the pro forma issued to Buyer on and as of May 19, 2008.

9.	INDEMNIFICATION.
     9.1 Indemnification by Seller. Seller shall indemnify, protect, defend (with counsel reasonably acceptable to Buyer) and hold Buyer and Buyer’s officers, directors, members, employees and agents harmless from and against any and all claims, fines, assessments, demands, liabilities, losses, damages, costs and expenses (including, but not limited to, interest, awards, judgments, penalties, reasonable attorneys’, accountants’ or other professionals’ fees, court or other proceeding fees or costs, or expenses of every kind and nature whatsoever) all the foregoing collectively “Losses”) that Buyer shall incur or suffer and that arise or result from or relate to any breach of any representation, warranty, covenant, agreement or obligation of Seller contained in this Agreement.
     9.2 Indemnification by Buyer. Buyer shall indemnify, protect, defend (with counsel reasonably acceptable to Seller) and hold Seller and Seller’s officers, directors, members, employees and agents harmless from and against any and all Losses that Seller shall incur or suffer and that arise or result from or relate to any of the following: (a) any breach of any representation, warranty, covenant, agreement or obligation of Buyer contained in this Agreement; (b) any and all statutory or common law liens or other encumbrances for labor or materials furnished in connection with any tests, samplings, studies, surveys or other activities as Buyer may conduct on or with respect to the Property; or (c) any injury to or death of persons or damage to the Property or any other property occurring in, on or about the Property as a result of Buyer’s acts or omissions.
     9.3 Survival of Indemnities. The indemnities set forth in Sections 9.1 and 9.2 above shall survive the Closing and shall not be merged into the Deed (as defined in Section 10.5.1).
     9.4 Matters Involving Third Parties.
     If any third party shall notify a Party (the “Indemnified Party”) with respect to any matter which may give rise to a claim for indemnification against the other Party (the “Indemnifying Party”) under this Article 9, then the Indemnified Party shall promptly notify the Indemnifying Party thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is prejudiced.

10.	ESCROW AND ESCROW INSTRUCTIONS; CLOSING DELIVERIES.
     10.1 Escrow. The purchase and sale of the Property shall be conducted through an escrow (the “Escrow”) with Title Guaranty Escrow Services, Inc. (“Escrow Holder”) at the Escrow Holder’s address indicated in Section 11.11 hereof.

     10.2 Opening of Escrow. The opening of Escrow (the “Opening of Escrow”) shall occur when Escrow Holder possesses a copy or copies of this Agreement executed in counterparts or otherwise by the Parties. Escrow Holder’s signature below shall constitute the agreement of Escrow Holder to serve hereunder in such capacity, and Escrow Holder shall insert the date of the Opening of Escrow where indicated at the end of this Agreement. Escrow Holder shall promptly return to each Party counterparts of this Agreement executed by the other Party and Escrow Holder.
     10.3 Further Escrow Instructions. The Parties shall promptly execute and deliver to Escrow Holder such additional instructions, resolutions and other documents as Escrow Holder may reasonably require that are not inconsistent with or contrary to the provisions hereof. In the event of any inconsistency or conflict between said instructions and the provisions of this Agreement, this Agreement shall control.
     10.4 Closing Date. The “Closing Date” shall mean the date that the Close of Escrow occurs, which date shall occur on May 30, 2008. The Close of Escrow shall mean the date on which the Warranty Deed is recorded by the Title Company.
     10.5 Documents. On or before the Business Day immediately prior to the Closing Date, the Parties shall do the following:
             10.5.1 Seller Deposits. Seller shall deposit into Escrow the following documents (each fully executed and, as to the Deed and the Recordable Documents, notarized): (a) a full warranty deed (the “Deed”); (b) a certificate (“Seller’s Certificate”), in form and substance reasonably satisfactory to the Buyer, stating that (1) each representation and warranty of Seller contained in this Agreement (including any exhibit, schedule, or other agreement or document delivered pursuant hereto) is true and correct in all respects on and as of the Closing Date with the same effect as if such representation and warranty had been made on and as of the Closing Date, and (2) Seller has performed in all material respects all agreements required by this to be performed by it prior to or at the Closing; (c) a certificate satisfying requirements of Section 1445 of the Internal Revenue Code (the “FIRPTA Certificate”), an executed Conveyance Tax Certificate (Form P-64A) for the Deed, a certificate certifying whether Seller is or is not a “nonresident person”, as that term is used in Section 235-68 of the Hawaii Revised Statutes, as amended (the “HARPTA Certificate”), and a bulk sale or transfer certificate for Seller issued by the State of Hawaii under Section 237-43 of the Hawaii Revised Statutes, as amended (the “Tax Clearance Certificate”); (d) such other documents and affidavits as may be reasonably required by the Escrow Holder or by the Title Company in connection with the issuance of the Owner’s Title Policy; (e) such evidence of Seller’s authority to enter into and consummate this transaction as the Escrow Holder may reasonably require; (f) Memorandum of Agreement and Escrow Instructions for Purchase and Sale of Real Property, Memorandum of Acquisition Agreement, and Mutual Termination and Release of Acquisition Agreement (collectively, the “Recordable Documents”); and (g) such other documents as Buyer may reasonably require to effectuate the transfer.
             10.5.2 Buyer’s Deposits. Buyer shall deposit into Escrow the following funds and the following documents (each fully executed, and as to the Recordable Documents, notarized): (a) the Balance of the Purchase Price, plus funds for such prorations and additional charges are required by the Escrow Officer; (b) a certificate (“Buyer’s Certificate”), in form and substance reasonably satisfactory to the Seller, stating that (1) each representation and warranty of Buyer contained in this Agreement (including any exhibit, schedule, or other agreement or document delivered pursuant hereto) is true and correct in all respects on and as of the Closing Date with the same effect as if such representation and warranty had been made on and as of the Closing Date, and (2) Buyer has performed in all material respects all agreements required by this to be performed by it prior to or at the Closing; (c) Buyer’s notice to Seller and Escrow Holder that the Property (including, without limitation, the Title Report or any other aspect of title) is satisfactory to Buyer in all aspects; (d) the Recordable Documents; and (e) such other documents and affidavits as may be reasonably required by the Escrow Holder or the Title Company in connection with the issuance of the Owner’s Title Policy.
     10.6 Closing Costs. The costs of consummating the purchase and sale contemplated herein (collectively, the “Closing Costs”) shall be paid through Escrow as follows: (a) Seller and Buyer shall each pay one-half (1/2) of Escrow Holder’s fees and expenses; (b) Seller shall pay the real-estate documentary transfer taxes arising in connection with the recordation of the Deed, and the costs of the Owner’s Title Policy (collectively, the “Title Policy Costs”); (c) Buyer shall pay all recording fees; and (d) Buyer shall pay for any title insurance costs for any endorsements or other coverages that Buyer may request of the Title Company and that are beyond those customarily included in a standard coverage owner’s policy of title insurance. Except as specifically set forth in this Section or elsewhere in this Agreement, each Party shall pay its own fees and expenses incurred by it or on its behalf in connection with this Agreement.
     10.7 Prorations. Real-estate taxes and assessments shall be prorated between Buyer and Seller at and as of the Close of Escrow based upon the most recent available information in the tax assessor’s office. Rents, fees and other items of income or expense from the Property shall also be prorated between Buyer and Seller at and as of the Close of Escrow. On or before five (5) Business Days prior to the Closing Date, Escrow Holder shall advise Buyer and Seller of Escrow Holder’s estimate of the net credit to Buyer or Seller, as the case may be, resulting from such prorations. If such prorations result in a net credit to Seller, Buyer shall deposit in Escrow in immediately available funds, along with the Balance of the Purchase Price, the amount of such credit estimated by Escrow Holder. If the tax proration is based on tax bills for the calendar year immediately preceding the year of the Close of Escrow and the actual amount of taxes for the year of the Close of Escrow differs from the amount upon which the prorations were based, then Buyer and Seller, promptly upon receipt by either of them of the notice or bill for the taxes actually pertaining to the year of the Close of Escrow, shall between themselves (and outside Escrow) adjust the prorations made at the Close of Escrow to accurately reflect the taxes actually payable for the year of the Close of Escrow, with the taxes to be computed with the maximum discount for prompt payment, if any. Seller shall be solely responsible for any and all taxes payable for any period preceding the Close of Escrow, including but not limited to any “roll back” or other taxes assessed or payable after the Close of Escrow with respect to any ownership or actions on the Property for any period prior to Close of Escrow; provided, however, that Buyer (not Seller) shall be entirely responsible for any increase in post-Close of Escrow real-property taxes that may occur by reason of the sale of the Property to Buyer by reason of any reappraisal of the Property for tax purposes or otherwise.

     10.8 Close of Escrow. As soon as:
               (a) Seller has deposited into Escrow all of the documents specified in Section 10.5.1 hereof;
               (b) Buyer has deposited into Escrow (i) the Balance of the Purchase Price, (ii) any additional funds required to pay the estimated net credit to Seller for the required prorations, (iii) any additional funds required to pay Buyer’s share of the Closing Costs, and (iv) the documents specified in Section 10.5.2 hereof; and
               (c) As soon as Escrow Holder is prepared to deliver to Buyer, upon recordation of the Deed, the Owner’s Title Policy insuring title to the Property subject only to the Permitted Exceptions, Escrow Holder shall do the following:
(i)	Cause the Title Company to record the Deed in the Bureau of Conveyances of the State of Hawaii;

(ii)	deliver to Buyer Seller’s Certificate, the FIRPTA Certificate, the Tax Clearance Certificate, copies of the HARPTA Certificate and the Conveyance Tax Certificate, the Owner’s Title Policy and any other documents which Seller is to deliver and Buyer is to receive hereunder through Escrow at the Close of Escrow;

(iii)	deliver to Seller Buyer’s Certificate and any other documents which Buyer is to deliver and Seller is to receive hereunder through Escrow at the Close of Escrow;

(iv)	deliver, record or file any other documents deposited into Escrow as required by such documents or hereunder;

(v)	disburse to Seller, by wire transfer to an account designated by Seller in writing, the Purchase Price less (A) the amount of any net credit to Buyer resulting from the prorations required hereunder and (B) Seller’s share of the Closing Costs;

(vi)	disburse to the Title Company the Title Policy Costs;

(vii)	disburse Escrow Holder’s fees to Escrow Holder;

(viii)	disburse to Buyer any funds remaining in Escrow after the foregoing payments; and

(ix)	obtain for each Party conformed copies of all documents recorded in connection with the transactions contemplated hereunder.

Escrow Holder’s performance of the foregoing actions shall be deemed to occur simultaneously. The taking of such actions and the moment thereof are hereinabove and hereinafter called the “Close of Escrow”. The Close of Escrow shall occur immediately following the closing of the transactions described in that certain Acquisition Agreement (the “Acquisition Agreement”) dated as of the date hereof, by and among Buyer and the shareholders of Hawaiian Sweet, Inc., a California corporation, and CW Hawaii Pride LLC, a Hawaii limited liability company.

11.	GENERAL PROVISIONS.
     11.1 Attorneys’ Fees. Should either Party institute any action or proceeding to enforce any provision of this Agreement, or for damages by reason of an alleged breach of any provision of this Agreement, or for a declaration of rights hereunder, or for any other relief arising out of or related to the transaction contemplated by this Agreement, the prevailing Party in any such action shall be entitled to receive from the other Party all costs and expenses, including its reasonable attorneys’ and expert witness fees, incurred by the prevailing Party in connection with such action or proceeding.
     11.2 Binding Effect; Assignment. Either Party may assign all or any portion of its rights and obligations under this Agreement to anyone, including, without limitation, any officer, director, shareholder, partner, manager, member, trustee, executor, administrator, subsidiary, parent company other related entity or other fiduciary of the assigning Party, and this Agreement shall be binding upon and inure to the benefit of each of the Parties and their respective successors and assigns; provided, however, that no assignment of a Party’s rights or obligations hereunder (whether in whole or in part) shall relieve such assigning Party of its obligations hereunder.
     11.3 Time of Essence. Time is of the essence of this Agreement.
     11.4 Days and Business Days. The term “day” means a calendar day, and the term “Business Day” means any day other than a Saturday, Sunday or legal holiday under the laws of the United States or the State of Hawaii. Any period of time specified in this Agreement, which would otherwise, end upon a non-Business Day shall be extended to, and shall end upon, the next following Business Day.
     11.5 Entire Agreement; Modifications. This Agreement constitutes the entire agreement between the Parties hereto pertaining to the subject matter hereof and supersedes all prior negotiations, agreements and understandings of the Parties with respect to the subject matter hereof, including, without limitation, the letter agreement dated October 25, 2007 between the Parties. This Agreement may not be modified, amended, supplemented or otherwise changed except by a writing executed by all of the Parties.
     11.6 Further Assurances. Each Party and Escrow Holder shall from time to time execute, acknowledge and deliver such further instruments and perform such additional acts as the other Party or Escrow Holder may reasonably request to effectuate the intent of this Agreement.

     11.7 Titles and Headings. Titles and headings of Sections in this Agreement are for convenience of reference only and shall not affect the construction of any provision of this Agreement.
     11.8 Execution in Counterparts. This Agreement, and any amendment hereto, may be executed in two or more counterparts, each of which when so executed and delivered shall be deemed an original, but all of which taken together shall constitute but one and the same instrument. To expedite the transaction contemplated herein, signatures appearing on e-mailed, faxed or telecopied transmissions may be used in place of original signatures on this Agreement. Seller and Buyer intend to be bound by the signatures on the e-mailed, faxed or telecopied transmission, are aware that the other Party will rely on the e-mailed, faxed or telecopied signatures, and hereby waive any defenses to the enforcement of the terms of this Agreement based on the fact that a signature may be in e-mailed, faxed or telecopied form.
     11.9 Governing Law. This Agreement shall be deemed to be a contract made under the laws of the State of Hawaii and for all purposes shall be governed and construed in accordance with the laws of said State (without regard to such State’s conflicts-of-law rules or laws).
     11.10 Exhibits. Each of the exhibits referred to herein and attached hereto is incorporated herein by this reference.
     11.11 Notices. Except as expressly provided to the contrary herein, any notice, consent, report, demand, document or other item to be delivered to Buyer, Seller or Escrow Holder hereunder shall be deemed delivered and received (a) when given in writing and personally delivered to the person designated below for the applicable party; (b) one (1) day after delivery to Federal Express or other nationally known “next-day” delivery service with delivery charges prepaid for delivery the following Business Day to the person designated below for the applicable party; (c) upon delivery by the United States Postal Service, first-class registered or certified mail, postage prepaid, return receipt requested, at the time of delivery shown upon such receipt; or (d) when received by facsimile with confirmation of transmission by the sender; and in any such case shall be delivered to the address or addresses indicated for such party below, and/or to such other person or address as such party may from time to time by written notice designate to the other:

If to Buyer:	Calavo Growers, Inc.
1141-A Cummings Road
Santa Paula, CA 93060
Attn: Art Bruno, Chief Financial Officer
Fax No.: (805) 921-3287
Tel. No.: (805) 525-1245

with a copy to:	TroyGould
1801 Century Park East
Los Angeles, CA 90067-2367
Attn: Sandra Slon, Esq.
Fax No.: (310) 789-1492
Tel. No.: (310) 789-1392

And

Carlsmith Ball LLP
P.O. Box 656
Honolulu, HI 96809-0656
Attn: Robert Strand, Esq.
Fax No.: (808) 523-0842
Tel. No.: (808) 523-2525

If to Seller:	Lecil E. Cole
C/o Calavo Growers, Inc.
1141-A Cummings Road
Santa Paula, CA 93060
Fax No.: (805) 921-3287
Tel. No.: (805) 525-1245

If to Escrow Holder:	Title Guaranty Escrow Services, Inc.
235 Queen Street
Honolulu, HI 96813
Attn: Barbara Paulo, Asst. Vice President, Escrow Officer
Fax No.: (808) 521-0209
Tel. No. (808) 521-0280
Escrow No.: A8-101-0270
     11.12 Invalidity of Certain Provisions. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision hereof.
     11.13 Survival. All covenants, obligations, indemnities, rights, remedies, representations and warranties contained in this Agreement shall survive the Close of Escrow, and shall not be merged into, or otherwise extinguished by the Deed, it being understood that such covenants, obligations, indemnities, rights, remedies, representations and warranties shall control in the event that any of them may conflict (or be inconsistent) with any implied covenants in the Deed.

     11.14 Jurisdiction; Hawaiian Courts. BUYER AND SELLER HEREBY CONSENT AND SUBMIT TO THE EXCLUSIVE JURISDICTION OF ALL FEDERAL AND STATE COURTS IN THE STATE OF HAWAII FOR PURPOSES OF ALL LEGAL PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY AGREES THAT SUCH COURTS SHALL HAVE EXCLUSIVE JURISDICTION FOR ALL LEGAL PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
     11.15 Parties-in-Interest. All the conditions and covenants of this Agreement are imposed only for the benefit of the Parties hereto and their successors and assigns as provided herein. No other person shall have standing to require satisfaction or performance under any of the terms hereof, and no such person shall be deemed, under any circumstances, to be a beneficiary of the conditions and covenants of this Agreement, or have a right of subrogation hereunder unless the Parties hereto expressly waive this Section and agree to same.
     11.16 Fair Construction. This Agreement shall be given a fair and reasonable construction in accordance with the intention of the Parties without regard to the Party responsible chiefly for the drafting of this Agreement. All references to Section numbers in this Agreement are references to Sections of this Agreement.
     11.17 Other Definitions. Terms defined in any other part of this Agreement shall have the defined meanings wherever capitalized herein. As used in this Agreement, the terms “herein,” “hereof” and “hereunder” refer to this Agreement in its entirety and are not limited to any specific sections; and the term “person” means any natural person, other legal entity, or combination of natural persons and/or other legal entities. Wherever appropriate in this Agreement, the singular shall be deemed to refer to the plural and the plural to the singular, and pronouns of certain genders shall be deemed to comprehend either or both of the genders.
     11.18 Nonwaiver. Unless otherwise expressly provided herein, no waiver by Seller or Buyer of any provision hereof shall be deemed to have been made unless expressed in writing and signed by the waiving Party. No delay or omission in the exercise of any right or remedy accruing to Seller or Buyer upon any breach under this Agreement or otherwise shall impair such right or remedy or be construed as a waiver of any such right, remedy or breach theretofore or thereafter occurring. The waiver by Seller or Buyer of any breach of any term, covenant or condition herein stated shall not be deemed to be a waiver of any other breach, or of a subsequent breach of the same or any other term, covenant or condition herein contained. Except as otherwise expressly provided herein to the contrary, (a) all rights, powers, options, or remedies afforded to either Seller or Buyer hereunder or by law shall be cumulative and not alternative, and (b) the exercise of one right, power, option, or remedy shall not bar other rights, powers, options or remedies allowed herein or by law.
     11.19 Recording. The Parties agree that the Recordable Documents described in Section 10.5.1 and 10.5.2 shall be recorded.

     IN WITNESS WHEREOF, Buyer and Seller have caused this Agreement to be executed and delivered by their respective representatives, thereunto duly authorized, as of the date first above written.

BUYER: CALAVO GROWERS, INC.
By:	/s/ Eugene Carbone
Eugene Carbone,
Chairman of the Special Committee of the Board of Directors

SELLER:
/s/ Lecil E. Cole
Lecil E. Cole, as Trustee of the Lecil E. and Mary Jeanette Cole 1993 Revocable Trust

/s/ Mary Jeanette Cole
Mary Jeanette Cole, as Trustee of the Lecil E. and Mary Jeanette Cole 1993 Revocable Trust

ESCROW HOLDER: TITLE GUARANTY ESCROW SERVICES, INC.
By:	/s/ Barbara Paulo
	Name:	Barbara Paulo
	Title:	Asst. Vice President, Escrow Officer
Escrow No.: A8-101-0270

Date of Opening of Escrow: May 19, 2008.